SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934*

                         SILVER KING COMMUNICATIONS, INC.
         ______________________________________________________________
                                 (Name of Issuer)

                     Common Stock, par value $.01 per share
         ______________________________________________________________
                          (Title of Class of Securities)

                                    827740101
         ______________________________________________________________
                                  (CUSIP Number)

         Stephen M. Brett, Esq.             Pamela S. Seymon, Esq.
         Senior Vice President and          Wachtell, Lipton, Rosen &
          General Counsel                    Katz
         Tele-Communications, Inc.          51 West 52nd Street
         5619 DTC Parkway                   New York, New York 10019
         Englewood, CO  80111               (212) 403-1000
         (303) 267-5500
         _______________________________________________________________
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 24, 1996
         ______________________________________________________________
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 3 OF A REPORT ON SCHEDULE 13D OF EACH OF BARRY DILLER AND THE REPORTING GROUP AND AMENDMENT NO. 5 OF A REPORT ON SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

                                Page 1 of 7 pages





         CUSIP No. 827740101
         _______________________________________________________________
              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   Tele-Communications, Inc.
                   84-1260157
         _______________________________________________________________
              (2)  Check the Appropriate Box if a Member of a Group
                                                             (a)    [X]
                                                             (b)    [ ]
         _______________________________________________________________
              (3)  SEC Use Only
         _______________________________________________________________
              (4)  Source of Funds
         _______________________________________________________________
              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                             [  ]
         _______________________________________________________________
              (6)  Citizenship or Place of Organization

                   Delaware
         _______________________________________________________________
         Number of      (7)  Sole Voting Power         0 shares
         Shares Bene-        ___________________________________________
         ficially       (8)  Shared Voting Power       13,915,016 shares
         Owned by            ___________________________________________
         Each Report-   (9)  Sole Dispositive Power    0 shares
         ing Person          ___________________________________________
         With           (10) Shared Dispositive Power  13,915,016 shares
         _______________________________________________________________
              (11) Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   13,915,016 shares
         _______________________________________________________________
              (12) Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common Stock granted to Mr. Diller on November 27, 1995, which are subject to consummation of the Savoy Merger and the Exchange, and options to purchase 1,421,885 shares of Common Stock granted on August 24, 1995, none of which are currently vested or exercisable and none of which will become exercisable within 60 days.
         _______________________________________________________________
              (13) Percent of Class Represented by Amount in Row (11)

                                  67%
                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 89% of the voting power of the Company.
         _______________________________________________________________
              (14) Type of Reporting Person (See Instructions)

                                  CO


                                Page 2 of 7 pages





         CUSIP No. 827740101
         _______________________________________________________________
              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   Barry Diller
         _______________________________________________________________
              (2)  Check the Appropriate Box if a Member of a Group
                                                           (a) [X]
                                                           (b) [ ]
         _______________________________________________________________
              (3)  SEC Use Only
         _______________________________________________________________
              (4)  Source of Funds

         _______________________________________________________________
              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                            [  ]
         _______________________________________________________________
              (6)  Citizenship or Place of Organization

                   United States
         _______________________________________________________________
         Number of     (7) Sole Voting Power        0 shares
         Shares Bene-      _____________________________________________
         ficially      (8) Shared Voting Power      13,915,016 shares
         Owned by          _____________________________________________
         Each Report-  (9) Sole Dispositive Power   0 shares
         ing Person        _____________________________________________
         With         (10) Shared Dispositive Power 13,915,016 shares
         _______________________________________________________________
              (11) Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   13,915,016 shares
         _______________________________________________________________
              (12) Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common Stock granted to Mr. Diller on November 27, 1995, which are subject to consummation of the Savoy Merger and the Exchange, and options to purchase 1,421,885 shares of Common Stock granted on August 24, 1995, none of which are currently vested or exercisable and none of which will become exercisable within 60 days.
         _______________________________________________________________
              (13) Percent of Class Represented by Amount in Row (11)

                                  67%
                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 89% of the voting power of the Company.
         _______________________________________________________________
              (14) Type of Reporting Person (See Instructions)

                                  IN



                                Page 3 of 7 pages





                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                Amendment No. 3 to
                                   SCHEDULE 13D

                                  Statement Of

                            TELE-COMMUNICATIONS, INC.
                                       and
                                   BARRY DILLER

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         SILVER KING COMMUNICATIONS, INC.


                   This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 5 to the TCI Schedule 13D. In addition, the Report on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Barry Diller Schedule 13D" and the "Reporting Group Schedule 13D," respectively), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 3 to the Barry Diller Schedule 13D and the Reporting Group
         Schedule 13D. Barry Diller and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." Capitalized terms not defined herein have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   Pursuant to Rule 101(a)(2) of Regulation S-T, which provides that an amendment to a Schedule 13D relating to a registrant required to file electronically, including any amendment to a paper filing, shall be filed electronically and that the first such amendment shall restate the entire text of the Schedule 13D, the Original Report and Amendment No. 1 of the TCI Schedule 13D, as well as the Original Report and Amendment Nos. 1-2 of the Reporting Group Schedule 13D and the Barry Diller Schedule 13D (which also constitute, respectively, Amendment Nos. 2-4 of the TCI Schedule 13D), are attached hereto in conforming electronic copy format as Attachment Nos. 1-5, respectively, and are hereby incorporated herein by reference for all purposes. Pursuant to such Rule, exhibits to the Original Reports and amendments thereto originally filed in paper format are not being restated electronically.


                                Page 4 of 7 pages





                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   The information set forth in Item 5 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   The information set forth in Item 6 of this Report is incorporated herein by reference.

                   On August 24, 1996, pursuant to the terms of the Options, Mr. Diller's options with respect to 473,962 shares of Common Stock granted will become vested and exercisable.

                   Based on information contained in the Company's quarterly report on Form 10-Q, dated March 31, 1996 and filed with the Commission on May 15, 1996, and including the shares of Class B Stock subject to the Class B Option, the shares of Common Stock referred to in the previous paragraph and the shares of Common Stock and Class B Stock that would be issued upon consummation of the Exchange as outstanding and beneficially owned by the Reporting Group, TCI and Mr. Diller collectively beneficially own shares of Common Stock representing approximately 67% of the outstanding common equity and 89% of the outstanding voting power with respect to matters (including the election of directors other than directors elected by the holders of the Common Stock voting as a separate class) as to which the holders of Class B Stock and Common Stock vote together as a single class. Such amounts do not include shares of Common Stock subject to Options with respect to 1,421,885 shares of Common Stock and the Additional Options with respect to 625,000 shares of Common Stock, each of which is held by Mr. Diller and none of which is currently vested or currently exercisable or becomes exercisable in the next 60 days.

                   Mr. Diller has granted to Diane Von Furstenberg an economic interest in 10% of the after-tax profits upon the sale for cash of shares of Common Stock acquired by Mr. Diller upon the exercise of the Options.

         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE
                   ISSUER

                   The information set forth in Item 6 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   By Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996 (the "FCC June Order"), the FCC, among other things, granted in part the Request for Clarification and removed the Subscriber Condition from its prior grant of approval of transfer of control of the Silver King television stations from Roy M. Speer to the Silver Company. In the FCC June Order, the



                                Page 5 of 7 pages





         FCC requires that Silver Company notify the FCC prior to consummation of any acquisition by Liberty or TCI of cable systems or other transaction whereby the aggregate percentage of television households served by cable systems owned or controlled by TCI in any of the Silver King television markets would exceed 50%. In the FCC June Order, the FCC also dissolved the stay of effectiveness of the FCC Order.

                   The foregoing summary descriptions of certain provisions of each of the FCC Order, the FCC June Order and the Request for Clarification are qualified in their entirety by reference to such documents, which are attached hereto as Exhibits and incorporated herein by reference.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                   The information set forth in Item 7 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

              15.  In re Applications of Roy M. Speer and Silver
                   Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.
























                                Page 6 of 7 pages





                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  July 3, 1996


                                       TELE-COMMUNICATIONS, INC.



                                       By: /s/ Stephen M. Brett
                                            Name: Stephen M. Brett
                                            Title: Senior Vice President
                                                   and General Counsel





                                       /s/ Barry Diller
                                       Barry Diller


























                                Page 7 of 7 pages







                                      EXHIBIT INDEX


                                                                    Seq. Pg. No.

         1. Written Agreement between TCI and Mr. Diller re-garding Joint Filing of Schedule 13D.*

         2. Definitive Term Sheet regarding Stockholders Agree-ment, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         3.   Definitive Term Sheet regarding Equity Compensation
              Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

         4. Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

         5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc. and Liberty HSN, Inc.*

         9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

         10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertain-ment, Inc.*

         11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

         12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*


         *    Previously filed.





         13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

         14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

         15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.







































         *    Previously filed.



                                                        ATTACHMENT NO. 1

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         Silver King Communications, Inc.
         _______________________________________________________________
                                 (Name of Issuer)

                     Common Stock, par value $.01 per share
         _______________________________________________________________
                          (Title of Class of Securities)

                                    827740101
         _______________________________________________________________
                                  (CUSIP Number)

         Stephen M. Brett, Esq.             Tele-Communications, Inc.
         Senior Vice President &            5619 DTC Parkway
           General Counsel                  Englewood, CO  80111
         (303) 267-5500
         _______________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 4, 1994
         _______________________________________________________________
                       (Date of Event which Requires Filing
                                of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

                                Page 1 of 14 Pages



         CUSIP No. 827740101           13D            Page 2 of 14 Pages
         _______________________________________________________________
         1    NAMES OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Tele-Communications, Inc.
                   84-1260157
         _______________________________________________________________
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)    [ ]
                                                             (b)    [ ]
         _______________________________________________________________
         3    SEC USE ONLY
         _______________________________________________________________
         4    SOURCE OF FUNDS*

                   AF
         _______________________________________________________________
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]
         _______________________________________________________________
         6    CITIZENSHIP OR PLACE OF ORGANIZATION

         _______________________________________________________________
          NUMBER OF     7    SOLE VOTING POWER
                             2,061,630 Shares
           SHARES            ___________________________________________

         BENEFICIALLY   8    SHARED VOTING POWER
                             0 Shares
           OWNED BY          ___________________________________________

             EACH       9    SOLE DISPOSITIVE POWER
                             2,061,630 Shares
           REPORTING         ___________________________________________

            PERSON      10   SHARED DISPOSITIVE POWER
                             0 Shares
             WITH
         _______________________________________________________________
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                   2,061,630 Shares
         _______________________________________________________________
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                      [X]

                   See Item 5.
         _______________________________________________________________
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.3%
         _______________________________________________________________
         14   TYPE OF REPORTING PERSON*

                   CO
         _______________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                                   Statement of

                            TELE-COMMUNICATIONS, INC.
                 (name changed from TCI/Liberty Holding Company)

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         SILVER KING COMMUNICATIONS, INC.

                   This report on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Silver King Communications, Inc., a Delaware corporation (the "Company"). On August 4, 1994, Tele-Communications, Inc. ("Old TCI") and Liberty Media Corporation ("Liberty") consummated a business combination transaction (the "TCI/Liberty Merger") whereby each of Liberty and Old TCI became wholly owned subsidiaries of a newly formed holding company, TCI/Liberty Holding Company, which was renamed Tele-Communications, Inc. ("TCI" or the "Reporting Person").

                   This report contains information with respect to the Company Securities (as defined below) beneficially owned by Liberty prior to the consummation of the TCI/Liberty Merger, which Company Securities are currently beneficially owned by TCI. Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Company Securities and had filed a Report on Schedule 13D with respect to such beneficial ownership. Such Report on Schedule 13D, as most recently amended by Amendment No. 2 thereto, dated as of July 13, 1993 (collectively, the "Liberty Schedule 13D"), is hereby incorporated by reference into this Report for all purposes.


         ITEM 1.   SECURITIES AND ISSUER

                   The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 12425 - 28th Street North, St. Petersburg, FL 33716. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Report also relates to the shares of Common Stock issuable upon conversion of shares of the Class B Common Stock, par value .01 per share ("Class B Stock"), of the Company.
         Each share of Common Stock is entitled to


                                   Page 3 of 14



         one vote per share and, except as provided below, is entitled to vote as a separate classes with respect to certain fundamental corporate actions, such as mergers. Each share of Class B Stock is convertible into one share of Common Stock, is entitled to ten votes per share on matters presented to stockholders and votes generally with the holders of Common Stock as a single class; except that (i) in the event that there are 2,280,000 or more shares of Class B Stock outstanding, the holders of Class B Stock would vote as a separate class with respect to fundamental corporate transactions, such as mergers, and (ii) in the event that there are less than 2,280,000 shares of Class B Stock outstanding, such holders would vote together with the holders of the Common Stock as a single class on such fundamental corporate transactions. Notwithstanding the number of shares of Class B Stock outstanding, holders of the Common Stock are entitled to vote as a separate class in connection with their right to elect 25% of the members of the Board of Directors of the Company. The Common Stock and Class B Stock are hereinafter sometimes collectively referred to collectively as the "Company Securities."

                   The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits to the Liberty 13D and incorporated herein by reference.


         ITEM 2.   IDENTITY AND BACKGROUND

                   This Report is being filed by Tele-Communications, Inc. ("TCI") (Commission File No. 0-20421; IRS Identification No. 84-126015), a Delaware corporation, formerly known as TCI/ Liberty Holding Company, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111. TCI is principally engaged in the acquisition, development and operation of cable television systems, assets and interests and cable television programming assets and interests.

                   The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of TCI, (ii) each person controlling TCI, and
         (iii) the executive officers and directors of any corporation controlling TCI, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

                   During the last five years, neither TCI nor, to the best of its knowledge, any of persons named on Schedule 1 (the "Schedule 1 Persons") has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. To the best knowledge of TCI, each of its executive officers and directors is a citizen of the United States.


                                   Page 4 of 14



                   On August 4, 1994, at Special Meetings of
         Stockholders of Old TCI and Liberty, there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of Old TCI and Liberty resulting in their becoming wholly owned subsidiaries of TCI/Liberty Holding Company, which was renamed "Tele-Communications, Inc." (hereinafter sometimes referred to as "New TCI"), effective upon certain filings which occurred on August 4, 1994.

                   The description contained herein of the TCI/Liberty Merger is qualified in its entirety by the more complete description thereof contained in the Joint Proxy Statement of Liberty and Old TCI, dated June 23, 1994, and the related Registration Statement on Form S-4 (No. 33-54263) filed by TCI (under the name TCI/Liberty Holding Company), which are incorporated by reference herein for all purposes. Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Company Securities and had filed the Liberty Schedule 13D (as most recently amended on July 13, 1993), with respect to such beneficial ownership, which Report has been incorporated by reference herein for all purposes.

                   As a result of the consummation of the TCI/Liberty Merger, TCI became the beneficial owner of the Company Securities held by Liberty, although the direct or indirect legal title to such Company Securities held by Liberty remains unchanged. TCI is now a publicly held company subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and will, commencing herewith, be a Reporting Person in respect of the Company Securities beneficially owned by it. Old TCI and Liberty are now no longer publicly held Reporting Persons under the Act, but each is now a wholly owned subsidiary of TCI.


         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                   In addition to the consideration furnished by the TCI/Liberty Merger disclosed in Item 2, hereof, Liberty retained its indirect legal title to the Company Securities, but the beneficial ownership of all of said interest is now in TCI.


         ITEM 4.   PURPOSE OF TRANSACTION

                   The information contained under Items 1 and 2 above is incorporated by reference in this Item 4.

                   As more fully described in the Liberty 13D which is incorporated herein by reference, Liberty and RMS Limited Partnership, a Nevada limited partnership ("RMS"), entered into an Agreement in Principle, dated December 4, 1992, as amended by a letter agreement dated December 22, 1992 (as amended, the "Agreement"), whereby, among other things, Liberty agreed, subject to certain conditions, to purchase from RMS 20,000,000 shares of Class B common Stock of Home Shopping Network, Inc. ("HSN"), par value $.01 per share ("HSN Shares") for $1.00 per share (the "Option").


                                   Page 5 of 14



                   Upon the exercise of the Option and purchase of the Class B stock subject to the option (the "Subject Shares"), the Optionee would effectively control the Company by virtue of the voting power of the Class B Stock.

                   The Option Agreement requires RMS (i) to convert into Common Stock any shares of Class B Stock owned by it which are not subject to the Option prior to the disposition or pledge of such shares or any interest therein and (ii) to covert any remaining shares of Class B Stock held by it prior to the closing contemplated by the Option Agreement. The conversion of more than 135,945 of such shares would result in there being less than 2,280,000 shares of Class B Stock outstanding, whereupon the holders of the Class B Stock would vote as a class with the holders of the Common Stock upon all matters submitted to stockholders, including mergers and similar fundamental corporate transactions and be entitled to cast ten votes for each share held. Based upon the present capitalization of the Company, the voting power of the Subject Shares (assuming the conversion of the remaining 415,945 shares of Class B Stock held by RMS into Common Stock) would constitute 74.6% of the outstanding voting power of the Company.

                   It is a condition to the exercise the Option that Liberty or its assignee have received all necessary FCC and other approvals prior to the purchase of the Subject Shares. Depending on the circumstances in effect at the time of exercise, such approvals may also include the expiration of the waiting period under the HSR Act. As of the date hereof, Liberty has not filed any application for the consent of the FCC to any such transfer or report under the HSR Act with respect to any such transaction.

                   Because it is unlikely that TCI will ultimately be able to acquire the Subject Shares and obtain voting control of the Company, TCI presently has no plans or proposals with respect to the Company, other than to attempt to sell or exchange the right to acquire such controlling interest to a third party.

                   Other than as described above, neither TCI nor to the best of TCI's knowledge, any of the Schedule 1 Persons, has any present plans or proposals which relate to or would result in:
         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company;
         (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company


                                   Page 6 of 14



         becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the exchange Act; or (j) any action similar to any of those enumerated above.

                   TCI intends to continuously review its investment in the Company, and subject to any applicable regulatory constraints, may in the future determine to acquire additional shares of Common Stock through open market purchases, private agreements or otherwise, or may determine to dispose of all or a portion of the Company Securities which it may hold from time to time. In reaching any conclusion as to the foregoing, TCI will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to TCI, developments with respect to TCI's businesses, general economic conditions and money and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Common Stock of the Company in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of Company Securities or to change its intention with respect to any or all of the matters referred to in this Item 4.


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                   The information contained under Items 1, 2 and 4 above is incorporated by reference in this Item 5.

                   (a) Based on information supplied to TCI by the Company, on May 31, 1994, there were 6,480,394 shares of Common Stock and 2,415,945 shares of Class B Stock outstanding.

                   TCI currently beneficially owns an aggregate of 2,061,6301 shares of Common Stock (calculated pursuant to Rule 13d-3), which include 2,000,000 shares of Common Stock issuable upon exercise of the option and conversion of such shares into Common Stock. Such shares represent approximately 24.3% of the outstanding Common Stock and approximately 65.5% of the voting power of the outstanding equity securities of the Company (calculated pursuant to Rule 13D-3).

         ----------------
         1    Does not include 2,000 shares of Common Stock owned by
         Lenfest Communications, Inc. ("LCI"). TCI holds 50% of the equity interests in LCI. As a result of such equity ownership, TCI may be deemed to share beneficial ownership in the Common Stock beneficially owned by LCI with the other holders of equity interests in LCI. TCI disclaims beneficial ownership of the securities of the Company held by LCI. There are no contracts, agreements or understandings between TCI and LCI regarding the voting of the shares of Common Stock beneficially owned by such persons.


                                   Page 7 of 14



                   To the knowledge of TCI the number of shares of Common Stock beneficially owned by the Schedule 1 Persons (beneficial ownership of which shares is disclaimed by TCI) is set forth below:

                                            No of Shares of Common
                   Individual               Stock Beneficially Owned
                   ----------               ------------------------

                   Jerome H. Kern                  1,000

                   (b) TCI has the sole power to vote or to direct the voting of and sole power to dispose of or direct the disposition of the 61,630 shares of Common Stock which it beneficially owns.

                   (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any of the Schedule 1 Persons has executed transactions in the Company Securities during the past sixty (60) days.

                   (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities beneficially owned by the Reporting Person, except its wholly owned subsidiaries, Old TCI and LMC, and then only for the benefit of the Reporting Person.


         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO SECURITIES
                   OF THE ISSUER

                   There are presently no contracts, arrangements, understandings or relationships among the Reporting Person and other persons with respect to the Company Securities pursuant to which legal title to additional shares may be issued to subsidiaries of Old TCI or Liberty, and then only for the benefit of the Reporting Person, except as disclosed in Exhibit C and D hereto, described in Item 7 below.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                   A. Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994, and thereafter amended and ordered effective June 28, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference.

                   B.   Press Release dated August 4, 1994.

                   The following exhibits are hereby incorporated by reference to the Liberty Schedule 13D:


                                   Page 8 of 14



                   C. Amendment Agreement, dated February 11, 1993, between Liberty, LPI and RMS filed as Exhibit 4 to Amendment No. 1 to Liberty Schedule 13D on February 17, 1993.

                   D. Option Agreement, dated February 11, 1993, between Liberty and RMS, filed as Exhibit 5 to Amendment No. 1 to Liberty Schedule 13D on February 17, 1993.













































                                   Page 9 of 14



                                    SIGNATURE


                   After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.


         Dated:

                                            TELE-COMMUNICATIONS, INC.



                                            By: /s/ Peter R. Barton
                                               Name:  Peter R. Barton
                                               Title:  Executive Vice
                                                         President




































                               Page 10 of 14 pages



                                     SCHEDULE 1

                Directors, Executive Officers and Controlling Persons
                                         of
                          Tele-Communications, Inc. ("TCI")
                   [name changed from TCI/Liberty Holding Company]


                                                       Principal Business
                                                       or Organization
                        Principal Occupation           in Which Such
                                and                    Employment Is
    Name                  Business Address             Conducted

    Bob Magness         Chairman of the Board          Acquisition, development
                        and Director of TCI            and operation of cable
                        5619 DTC Parkway               television systems and
                        Englewood, CO  80111           cable television
                                                       programming

    John C. Malone      President and Chief Executive  Acquisition, development
                        Officer and Director of TCI    and operation of cable
                        5619 DTC Parkway               television systems and
                        Englewood, CO  80111           cable television
                                                       programming

    Deane F. Fisher     Executive Vice President,      Acquisition, development
                        Treasurer, and Director        and operation cable
                        of TCI                         television systems and
                        5619 DTC Parkway               cable television
                        Englewood, CO  80111           programming

    John W. Gallivan    Director of TCI;               Newspaper publishing
                        Chairman of the Board
                        Kearns-Tribune Corporation
                        400 Tribune Building
                        Salt Lake City, UT  84111

    Anthony Lee Coelho  Director of TCI;               Investment Services
                        President and CEO of
                        Wertheim Schroder Investment
                        Services, Inc.
                        787 7th Avenue, 5th Floor
                        New York, NY  10019

    Kim Magness         Director of TCI;               Ranching and horse
                        Manages family business        breeding
                        interests, principally in
                        ranching and breeding
                        Arabian horses;
                        1470 South Quebec Way #148
                        Denver, CO  80231


                                 Page 11 of 14 pages



                                                       Principal Business
                                                       or Organization
                        Principal Occupation           in Which Such
                                and                    Employment Is
    Name                  Business Address             Conducted

    Robert A. Naify     Director of TCI;               Motion Picture
                        President and C.E.O. of        Industry
                        Todd-AO Corporation;
                        172 Golden Gate Avenue
                        San Francisco, CA  94102

    Jerome H. Kern      Director of TCI; Senior        Law
                        Partner in Baker & Botts,
                        L.L.P.
                        885 Third Avenue, Suite 1900
                        New York, NY  10022

    Cary K. Bracken     Senior Vice President &        Acquisition, development
                        Controller of TCI              and operation of cable
                        Communications, Inc.           television systems and
                        5619 DTC Parkway               cable television
                        Englewood, CO  80111           programming

    Stephen M. Brett    Executive Vice President,      Acquisition, development
                        Secretary and General          and operation of cable
                        Counsel of TCI                 television systems and
                        5619 DTC Parkway               cable television
                        Englewood, CO  80111           programming

    Brendan R.          Executive Vice President       Acquisition, development
      Clouston          of TCI                         and operation of cable
                        5619 DTC Parkway               television systems and
                        Englewood, CO  80111           cable television
                                                       programming

    Barry Marshall      Chief Operating Officer of     Acquisition, development
                        TCI Cable Management           and operation of cable
                        Corporation                    television systems and
                        5619 DTC Parkway               cable television
                        Englewood, CO  80111           programming

    Larry E. Romrell    Executive Vice President       Acquisition, development
                        of TCI                         and operation of cable
                        5619 DTC Parkway               television systems and
                        Englewood, CO  80111           cable television
                                                       programming

    Bernard W.          Senior Vice President &        Acquisition, development
      Schotters, II     Treasurer of TCI               and operation of cable
                        Communications, Inc.           television systems and
                        5619 DTC Parkway               cable television
                        Englewood, CO  80111           programming

    J.C. Sparkman       Executive Vice President       Acquisition, development
                        of TCI                         and operation of cable
                        5619 DTC Parkway               television systems and
                        Englewood, CO  80111           cable television
                                                       programming


                                 Page 12 of 14 pages



                                                       Principal Business
                                                       or Organization
                        Principal Occupation           in Which Such
                                and                    Employment Is
    Name                  Business Address             Conducted

    Robert N.           Senior Vice President,         Acquisition, development
      Thomson           Government Affairs, of         and operation of cable
                        TCI Communications, Inc.       television systems and
                        5619 DTC Parkway               cable television
                        Englewood, CO  80111           programming

    R. E. Turner        Director of TCI:               Cable industry
                        Chairman of the Board and
                        President of Turner
                        Broadcasting System, Inc.
                        since 1970
                        One CNN Center, 14th Fl North
                        Atlanta, GA  30303

    Fred A. Vierra      Executive Vice President       Acquisition, development
                        of TCI                         and operation of cable
                        5619 DTC Parkway               television systems and
                        Englewood, CO  80111           cable television
                                                       programming

    Peter R. Barton     Executive Vice President       Acquisition, development
                        of TCI                         and operation of cable
                        5619 DTC Parkway               television systems and
                        Englewood, CO  80111           cable television
                                                       programming






















                                 Page 13 of 14 pages


                                                            ATTACHMENT NO. 2

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (AMENDMENT NO. 1)*

                          Silver King Communicatins, Inc.
       _____________________________________________________________________
                                  (Name of Issuer)

                      Common Stock, par value $.01 per share
       _____________________________________________________________________
                           (Title of Class of Securities)

                                     827740101
       _____________________________________________________________________
                                   (CUSIP Number)

       Stephen M. Brett, Esq.                    Tele-Communications, Inc.
       Executive Vice President                  5619 DTC Parkway
       and General Counsel                       Englewood, CO  80111
       (303) 267-5500
       _____________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                September 23, 1994
                                __________________
              (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with this statement
       [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
       (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page(s))

                                 Page 1 of 7 Pages






       CUSIP No. 827740101             13D               Page 2 of 7 Pages
       _____________________________________________________________________
       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Tele-Communications, Inc.
                 84-1260157
       _____________________________________________________________________
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                (b)  [ ]
       _____________________________________________________________________
       3    SEC USE ONLY
       _____________________________________________________________________
       4    SOURCE OF FUNDS*

                 AF
       _____________________________________________________________________
       5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]
       _____________________________________________________________________
       6    CITIZENSHIP OR PLACE OF ORGANIZATION

       _____________________________________________________________________
        NUMBER OF     7    SOLE VOTING POWER
                           2,061,630 Shares
         SHARES

       BENEFICIALLY   8    SHARED VOTING POWER
                           0 Shares
         OWNED BY

          EACH        9    SOLE DISPOSITIVE POWER
                           2,061,630 Shares
       REPORTING

         PERSON       10   SHARED DISPOSITIVE POWER
                           0 Shares
          WITH
       _____________________________________________________________________
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,061,630 Shares
       _____________________________________________________________________
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                [X]

                 See Item 5
       _____________________________________________________________________
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 24.3%
       _____________________________________________________________________
       14    TYPE OF REPORTING PERSON*

                 CO
       _____________________________________________________________________
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!





         CUSIP No. 827740101




                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                        to
                                   SCHEDULE 13D

                                     filed by

                            TELE-COMMUNICATIONS, INC.

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         SILVER KING COMMUNICATIONS, INC.


                   This Amendment No. 1 to the Schedule 13D heretofore filed on August 15, 1994 by the Reporting Person in respect of the Common Stock, par value $.01 per share (the "Common Stock") of Silver King Communications, Inc., a Delaware corporation (the "Company"), is hereby amended as follows (terms not other-wise defined herein have the meanings assigned thereto in the
         Schedule 13D):

         ITEM 4.   PURPOSE OF TRANSACTION

                   The second paragraph of Item 4 is hereby amended to read as follows (amendments are underscored):

                   As more fully described in the Liberty Schedule 13D which is incorporated herein by reference,, Liberty and RMS Limited Partnership, a Nevada limited partnership ("RMS"), entered into an Agreement in Principle, dated December 4, 1992, as amended by a letter agreement dated December 11, 1991 (as amended, the "Agreement"), whereby, among other things, Liberty agreed, subject to certain conditions, to purchase from RMS 2,000,000 shares of Class B Common Stock of Home Shopping Network, Inc. ("HSN"), which last-named entity at that time owned all of the issued and outstanding capital stock of the Company. On December 28, 1992, HSN issued a





                                   Page 3 of 7





         CUSIP No. 827740101



         dividend to its stockholders consisting of all the shares of the capital stock of the Company, which theretofore had been a wholly owned subsidiary of HSN. As a result of this stock dividend, RMS became the owner of an aggregate of 2,415,945 shares of the Class B Common Stock of the Company. On February 11, 1993, in connection with the closing under the Agreement, Liberty and RMS entered into an Option Agreement, dated February 11, 1993, whereby Liberty received an option to pur-chase 2,000,000 shares of the Class B Common Stock of the Company (the "Option"). On September 23, 1994, Liberty and RMS entered into an Amendment to Option Agreement which extended the exercise period of the Option to February 11, 1999, increases the exercise price incrementally each year and other-wise amends the Option Agreement to relax certain restrictions on RMS. The foregoing is qualified in its entirety by refer-ence to Exhibit E, attached hereto and made a part hereof.

                   The sixth paragraph of Item 4 is hereby amended to read as follows (amendments are underscored):

                   Because it is unlikely that TCI will ultimately be able to acquire the Subject Shares and obtain voting control of the Company, TCI presently has no plans or proposals with respect to the Company, other than to attempt to sell or exchange the right to acquire such controlling interest to a third party. The applicable rules of the Federal Communica-tions Commission permit certain types of noncontrolling direct and indirect ownership interests in the Company to be held by TCI.


         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                   ISSUER

                   This Item is amended so as to substitute the clause "except as disclosed in Exhibits C, D and E hereto," in the next to the last line thereof, in the place and stead of the existing such clause.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                   Item 7 is hereby amended to add as Exhibit E hereto the attached Amendment, dated as of September 23, 1994, to the Option Agreement heretofore filed as Exhibit D to this Item 7.


                                   Page 4 of 7





         CUSIP No. 827740101



                                    SIGNATURE

                   After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the infor-mation in this Statement is true, complete and correct.

         DATE:  October 3, 1994

                                       TELE-COMMUNICATIONS, INC.


                                       By:  /s/ Stephen M. Brett
                                       Name:   Stephen M. Brett
                                       Title:  Executive Vice President
                                               and General Counsel


































                                   Page 5 of 7





                                                        ATTACHMENT NO. 3

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934*

                         SILVER KING COMMUNICATIONS, INC.

                                 (Name of Issuer)

                     Common Stock, par value $.01 per share

                          (Title of Class of Securities)

                                    827740101

                                  (CUSIP Number)

         Stephen M. Brett, Esq.             Pamela S. Seymon, Esq.
         Senior Vice President and          Wachtell, Lipton, Rosen &
          General Counsel                    Katz
         Tele-Communications, Inc.          51 West 52nd Street
         5619 DTC Parkway                   New York, New York 10019
         Englewood, CO  80111               (212) 403-1000
         (303) 267-5500


             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 August 24, 1995

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures provided in a prior cover page.


                                Page 1 of 20 pages





         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         NOTE:     THIS STATEMENT CONSTITUTES AN ORIGINAL REPORT ON
                   SCHEDULE 13D OF EACH OF BARRY DILLER AND THE
                   REPORTING GROUP (AS DEFINED IN ITEM 2) AND AMENDMENT NO. 2 OF A REPORT ON SCHEDULE 13D OF TELE-
                   COMMUNICATIONS, INC.






































                                Page 2 of 20 pages





         CUSIP No. 827740101
         _______________________________________________________________
              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   Tele-Communications, Inc.
                   84-1260157
         _______________________________________________________________
              (2)  Check the Appropriate Box if a Member of a Group
                                                             (a)    [X]
                                                             (b)    [ ]
         _______________________________________________________________
              (3)  SEC Use Only
         _______________________________________________________________
              (4)  Source of Funds


         _______________________________________________________________
              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                             [  ]
         _______________________________________________________________
              (6)  Citizenship or Place of Organization

                   Delaware
         _______________________________________________________________
         Number of (7)  Sole Voting Power          0 shares
         Shares
         Bene-         ____________________________________________
         ficially  (8)  Shared Voting Power        2,503,618 shares
         Owned by      ____________________________________________
         Each      (9)  Sole Dispositive Power     0 shares
         Report-       ____________________________________________
         ing Per-  (10) Shared Dispositive Power   2,503,618 shares
         son With
         _______________________________________________________________
              (11) Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   2,503,618 shares
         _______________________________________________________________
              (12) Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares      [X]

                   Excludes shares beneficially owned by the executive officers and directors of TCI. See Item 5. Excludes options to purchase an aggregate of 1,895,847 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days. The shares of Common Stock issuable upon exercise of such options represent approximately 23% of the outstanding Common Stock as of June 26, 1995, treating the shares subject to such options as outstanding.
         ________________________________________________________________


                                Page 3 of 20 pages





              (13) Percent of Class Represented by Amount in Row (11)

                             28.0%

                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 75% of the voting power of the Company.
         _______________________________________________________________
              (14) Type of Reporting Person (See Instructions)

                             CO




































                                Page 4 of 20 pages





         CUSIP No. 827740101
         _______________________________________________________________
              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   Barry Diller
         _______________________________________________________________
              (2)  Check the Appropriate Box if a Member of a Group

                                                           (a) [X]
                                                           (b) [ ]
         _______________________________________________________________
              (3)  SEC Use Only
         _______________________________________________________________
              (4)  Source of Funds

                                  PF
         _______________________________________________________________
              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                            [ ]
         _______________________________________________________________
              (6)  Citizenship or Place of Organization

                   United States
         _______________________________________________________________
         Number of (7)  Sole Voting Power         0 shares
         Shares
         Bene-         ____________________________________________
         ficially  (8)  Shared Voting Power       2,503,618 shares
         Owned by      ____________________________________________
         Each      (9)  Sole Dispositive Power    0 shares
         Report-       ____________________________________________
         ing Per-  (10) Shared Dispositive Power  2,503,618 shares
         son With
         _______________________________________________________________
              (11) Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   2,503,618 shares
         _______________________________________________________________
              (12) Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares      [X]

                   Excludes shares beneficially owned by the executive officers and directors of TCI. See Item 5. Excludes options to purchase an aggregate of 1,895,847 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days. The shares of Common Stock issuable upon exercise of such options represent approximately 23% of the outstanding Common Stock as of June 26, 1995, treating the shares subject to such options as outstanding.
         _______________________________________________________________


                                Page 5 of 20 pages





              (13) Percent of Class Represented by Amount in Row (11)

                                  28.0%

                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 75% of the voting power of the Company.
         ______________________________________________________________
              (14) Type of Reporting Person (See Instructions)

                                  IN



































                                Page 6 of 20 pages





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Statement Of

                           TELE-COMMUNICATIONS, INC.
                                      and
                                  BARRY DILLER

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        SILVER KING COMMUNICATIONS, INC.


              This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended by Amendment No. 1 thereto (collectively, the "TCI
    Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 2 to the TCI Schedule 13D. In addition, this Report also constitutes the initial Report on Schedule 13D of TCI and Mr. Barry Diller, with respect to the Common Stock. Such persons constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock.

              The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.

    ITEM 1.   SECURITY AND ISSUER

              The class of equity securities to which this statement relates is the Common Stock of the Company, which has its principal executive offices at 12425 28th Street North, St. Petersburg, Florida 33716. The business of the Company is the ownership and operation of television broadcast stations. Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Report also relates to the shares of Common Stock issuable upon (i) conversion of the 2,000,000 shares of the Company's Class B Common Stock, par value $.01 per share ("Class B Stock") which TCI has the right to acquire from RMS Limited Partnership ("RMS") upon the exercise of the Class B Option (as defined below) granted to Liberty Media Corporation ("Liberty"), a wholly owned subsidiary of TCI, by RMS and (ii) the exercise of certain options to purchase up to 1,895,847 shares of the Common Stock of the Company at an exercise price of $22.625 that the Company has granted to Mr. Diller (the "Options"). Each share of Common Stock is entitled to one vote per share. Each share of Class B Stock is (a) convertible into one share of Common Stock, (b) is generally entitled to ten votes per share and (c) votes together with the Common Stock as a class, except that
    (i) the holders of the Common Stock are entitled to elect 25% of the members of the Board of Directors of the Company voting as a separate class and (ii) so long as there are at least 2,280,000 shares of Class B Stock outstanding, the holders of the Class B Stock

                               Page 7 of 20 pages





    are entitled to vote as a separate class with respect to certain fundamental corporate transactions involving the Company, such as a merger, reorganization, recapitalization, dissolution, or sale of substantially all of its assets. According to the Company's quarterly report on Form 10-Q, dated June 30, 1995 and filed with the Securities and Exchange Commission (the "June 30 Company 10-Q"), as of June 26, 1995, there were 2,415,945 shares of Class B Stock outstanding. The Reporting Persons have been advised that all such shares are held by RMS. In connection with the exercise of the Class B Option, Liberty is entitled to require RMS to convert the remaining shares of Class B Stock owned by it at the time of exercise of the Class B Option into a like number of shares of Common Stock, which conversion would result in their being fewer than 2,280,000 shares of Class B Stock outstanding and in which event the Reporting Persons believe that the holders of the Class B Stock will no longer be entitled to a separate class vote with respect to such fundamental corporate transactions and will generally vote together as a class with the holders of the Common Stock with respect to all matters presented to the stockholders of the Company, with each share of Common Stock entitled to one vote per share and each share of Class B Stock entitled to ten votes per share. Accordingly, because the Reporting Persons would own shares of Common Stock and Class B Stock representing approximately 75% of the voting power of the outstanding equity securities of the Company following the exercise of the Class B Option and the conversion of the remaining 415,945 shares of Class B Stock held by RMS not subject to the Class B Option into shares of Common Stock, the Reporting Persons believe that they would be able to effectively control the outcome of the vote on substantially all matters presented to the stockholders of the Company.

    ITEM 2.   IDENTITY AND BACKGROUND

              This Report is being filed by TCI and Mr. Diller. The business address of TCI is 5619 DTC Parkway, Englewood, Colorado 80111. TCI is principally engaged in the acquisition, development and operation of cable systems, assets and interests and cable television programming assets and interests. Mr. Diller's present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company, and his principal address is 1940 Coldwater Canyon, Beverly Hills, CA 90210. Mr. Diller is a citizen of the United States. All references to Mr. Diller include all entities beneficially owned by him.

              The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of TCI,
    (ii) each person controlling TCI, and (iii) the executive officers of any corporation controlling TCI, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

              During the last five years, neither TCI nor Mr. Diller nor, to the best of TCI's knowledge, any of the persons named on Schedule 1, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. To the best knowledge of TCI, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.

              TCI and Mr. Diller are hereinafter sometimes referred to individually as a "Reporting Person" and are sometimes referred to collectively as the "Reporting Persons" or the "Reporting Group."


                               Page 8 of 20 pages





              Liberty and Mr. Diller entered into an agreement, dated as of August 24, 1995, with respect to their ownership of equity securities of the Company (the "Stockholders Agreement", a copy of which is attached as an Exhibit hereto and incorporated by reference herein). The Stockholders Agreement sets forth certain of the Reporting Persons' agreements with respect to, among other things, dispositions, acquisitions and voting of the equity securities of the Company (the "Company Securities") beneficially owned by such Reporting Persons. As a result of the Stockholders Agreement, each Reporting Person may be deemed to share with each other Reporting Person beneficial ownership of all Company Securities held by the Reporting Persons and to constitute a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act with respect to the Common Stock. It is contemplated that the Reporting Persons will enter into further definitive documentation regarding the terms of the Stockholders Agreement. Each Reporting Person disclaims beneficial ownership of the Company Securities held by the other Reporting Person.

              Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons, is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

    ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The information contained in Item 3 of the TCI Schedule 13D is hereby incorporated by reference herein.

              As set forth below, as of August 24, 1995, Mr. Diller acquired beneficial ownership of an aggregate of 220,994 shares of Common Stock at a purchase price of $22.625 per share in cash or $4,999,989.25 in the aggregate (the "Initial Shares). The funds utilized by Mr. Diller in purchasing the Initial Shares are personal funds.

              As set forth below, as of August 24, 1995, Mr. Diller has also acquired beneficial ownership of an aggregate of 220,994 additional shares of Common Stock at a purchase price of $22.625 per share or $4,999,989.25 in the aggregate (the "Additional Shares"). Of such aggregate purchase price, $2,210 is payable in cash and the remainder is payable by means of the delivery to the Company of the Note (as defined below). See Item 6.

    ITEM 4.   PURPOSE OF TRANSACTION

              On February 11, 1993, Liberty, which was then an independent publicly traded company and is now a wholly owned subsidiary of TCI, acquired from RMS a transferable option (the "Class B Option") to purchase 2,000,000 shares of Class B Stock. As previously reported in the TCI Schedule 13D, the Class B Option was amended in September 1994 to, among other things, extend the exercise period and provide for certain staged increases of the exercise price of the Class B Option. The current exercise price of the Class B Option is $1.50 per share, and such exercise price will increase to $1.75 on February 12, 1996.

              The Company's primary business is the ownership and operation of television broadcast stations. The Communications Act of 1934, as amended (the "Act"), and the related rules and regulations of the Federal Communications Commission (the "FCC Rules") currently prohibit any person or entity (i) holding a 5% or greater voting stock interest in, or (ii) serving as an officer or director or (iii) entitled to representation on the board of directors of, a cable television system, from holding any such interest in a

                               Page 9 of 20 pages





    television broadcast station whose Grade B contour overlaps in whole or in part the service area of such cable system. TCI's ownership of substantial cable television system assets makes it unlikely that Liberty or TCI would be able to obtain the necessary consents or waivers under the FCC Rules (as currently in effect) in order to exercise the Class B Option and, by virtue of the special voting rights attributable to the Class B Stock receivable upon exercise of the Class B Option, assume voting control of the Company. Thus, as previously disclosed, Liberty and TCI have, from time to time, considered assigning the Class B Option to a third party who would be qualified to assume voting control of the Company.

              In August 1995 Mr. Diller and representatives of TCI began informal discussions regarding the possibility of entering into a joint venture controlled by Mr. Diller in order to permit the exercise of the Class B Option and the assumption by Mr. Diller of voting control of the Company. Pursuant to the terms of the Class B Option, upon exercise of the Class B Option, RMS will be required to convert all shares of Class B Stock owned by it which are not subject to the Class B Option into Common Stock. As a result, pursuant to the Company's Restated Certificate of Incorporation, because there would be less than 2,280,000 shares of Class B Stock outstanding, the Reporting Persons believe that the holders of the Class B Stock would vote with the holders of the Common Stock on substantially all matters presented to stockholders of the Company and would be entitled to cast ten votes per share upon matters considered for approval at any meeting of stockholders. See Item 1.

              On August 24, 1995 Mr. Diller and representatives of TCI met to discuss a proposal (the "Proposal") pursuant to which, among other things, Mr. Diller would make an equity investment in the Company and be granted certain options to acquire Common Stock and, in connection therewith, Mr. Diller would agree to become Chairman of the Board and Chief Executive Officer of the Company. See Item 6. Subsequently, at a special meeting of the Board of Directors of the Company on August 24, 1995, representatives of TCI outlined the Proposal to the Board and Mr. Diller discussed with the Board his views regarding the future direction of the Company's business. In addition, representatives of TCI also outlined certain proposed arrangements between Mr. Diller and TCI pursuant to the Stockholders Agreement, which arrangements are further described in Item 1 and Item 6 of this Report. After review of the Proposal and such arrangements, the Board of Directors informed the Reporting Persons that it had approved the Proposal (including the purchase of the Initial Shares and the Additional Shares and the grant of the Options to Mr. Diller) and the arrangements between Mr. Diller and TCI (including for purposes of Section 203 of the Delaware General Corporation Law), and that Mr. Diller had been appointed Chairman of the Board and Chief Executive Officer the Company.

              Pursuant to the Stockholders Agreement, Mr. Diller will be entitled to exercise voting control over all equity securities of the Company beneficially owned or to be beneficially owned by TCI and him, including the shares of Class B Stock which will be acquired pursuant to the exercise of the Class B Option. Mr. Diller and the Company intend to file promptly the necessary applications with the FCC for the transfer of control of the Company to an entity in which he will exercise voting control; and upon receipt of such approval and such other regulatory approvals as may be required (including, if applicable, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Mr. Diller intends to cause the exercise of the Class B Option and to acquire voting control of the Company. Following the exercise of the Class B Option, subject to applicable law (including the FCC Rules), Mr. Diller intends to seek majority representation on the Board of Directors of the Company. See Item 6.

              Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have not made any decision concerning their course of action with respect to the Company.

                              Page 10 of 20 pages





    The Reporting Persons could decide, depending on market and other factors, to dispose of shares of the Company Securities beneficially owned by each of them, to acquire additional Company Securities, or to take any other available course of action. In this regard, the Reporting Persons intend to continuously review their investment in the Company and may in the future determine to change their present plans and proposals relating to the Company, including determining to abandon or delay their plans to acquire control of the Company. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, including without limitation the Company's business and financial condition and prospects, other developments concerning the Company, the effect of the Act and the FCC regulations and policies of the Federal Communications Commission (the "FCC") applicable to the Company and the Reporting Persons, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, developments in the television industry generally, general economic conditions and money and stock market conditions.

              Other than as described herein, none of Mr. Diller, TCI, or to the best of TCI's knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

              Notwithstanding anything contained herein, the Reporting Persons reserve the right, depending on other relevant factors, to purchase additional securities of the Company, dispose of all or a portion of their holdings of securities in the Company, or change their intention with respect to any and all of the matters referred to in the preceding paragraph.

              The summary description contained herein is qualified in its entirety by reference to the Exhibits attached hereto, which are hereby incorporated by reference herein.

    ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

              The information contained in Item 5 of the TCI Schedule 13D and in Item 3 above is hereby incorporated by reference herein.

              TCI currently holds 61,630 shares of Common Stock and holds the Class B Option, which is currently exercisable, to acquire 2,000,000 shares of Class B Stock from RMS at a current exercise price of $1.50 per share, which shares, based upon information contained in the June 30 Company 10-Q, represent approximately 24% of the outstanding

                              Page 11 of 20 pages





    Common Stock. TCI's ability to exercise the Class B Option is subject to, among other things, the receipt of required governmental approvals, including under the FCC Rules to the change in control of the Company that would be deemed to occur under applicable FCC rules as a result of TCI's exercise of the Class B Option. The exercise of the Class B Option, as well as the voting, disposition and other transfer of the shares of Class B Stock underlying the Class B Option, are subject to the terms of the Stockholders Agreement.

              As described in Item 6 below, Mr. Diller has acquired beneficial ownership of the 220,994 Initial Shares and the 220,994 Additional Shares, representing an aggregate of 441,988 shares of Common Stock. Based on information contained in the June 30 Company 10-Q and including the shares of Common Stock beneficially owned by Mr. Diller as outstanding, such shares represent approximately 6% of the outstanding Common Stock. Such amount does not include the options to purchase an additional 1,895,847 shares of Common Stock, none of which is currently vested and none of which is currently exercisable or becomes exercisable in the next 60 days. Based on information contained in the June 30 Company 10-Q and including the shares of Common Stock subject to the Options as well as the shares of Common Stock beneficially owned by Mr. Diller as outstanding, the shares of Common Stock subject to the Options, together with the Initial Shares and the Additional Shares, represent approximately 26% of the outstanding Common Stock.

              Based on information contained in the June 30 Company 10-Q and including the shares of Class B Stock subject to the Class B Option as outstanding shares of Common Stock as well as the shares of Common Stock beneficially owned by Mr. Diller, TCI and Mr Diller collectively beneficially own shares of Common Stock representing approximately 28% of the outstanding Common Stock. Assuming that Mr. Diller and Liberty elect to require the holder of the remaining 415,945 shares of Class B Stock not subject to the Class B Option to convert such shares into Common Stock in connection with the exercise of the Class B Option, the Company Securities beneficially owned by the Reporting Persons would constitute approximately 75% of the voting power of the outstanding equity securities of the Company. Such amounts do not include the Options, none of which is currently vested and none of which is currently exercisable or becomes exercisable in the next 60 days.

              The summary description contained herein is qualified in its entirety by the Exhibits attached hereto, which are hereby incorporated by reference herein.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

              The information set forth in Item 2 and Item 4 above is hereby incorporated by reference herein.

              Pursuant to the Stockholders Agreement, Liberty and Mr. Diller will form an entity (the "Silver Company"), to which Liberty will contribute the Class B Option as well as an amount in cash equal to the aggregate exercise price thereof, and Mr. Diller will contribute an amount in cash to be agreed upon. Mr. Diller will initially hold a common equity interest in the Silver Company constituting all of the voting stock of the Silver Company, and Liberty will hold a convertible non-voting preferred participating equity interest. Mr. Diller will control the Company Securities held by the Silver Company, except that, subject to applicable law, the approval of both Liberty and Mr. Diller will be required in connection with certain Fundamental Matters relating to the Company (as set forth in the Stockholders Agreement). Liberty and Mr. Diller have agreed to use all reasonable efforts

                              Page 12 of 20 pages





    to seek and obtain approval under FCC rules and regulations for the exercise of the Class B Option.

              At such time as Liberty may be permitted to exercise full ownership and control over the Company Securities owned by it (a "Change in Law"), including its pro rata share of Company Securities held by the Silver Company, Liberty's equity interest in the Silver Company will be converted into voting common equity of the Silver Company having the same pro rata rights, powers and preferences as Mr. Diller's interest in the Silver Company, and Liberty or its designees will purchase Mr. Diller's equity interest in the Silver Company for an amount equal to the amount invested by Mr. Diller in the Silver Company plus interest thereon at the prime rate in effect from time to time from the date of such investment to the date of such purchase.

              The Stockholders Agreement also provides that Mr. Diller is entitled to exercise voting authority and authority to act by written consent over all Company Securities owned by any of the Reporting Persons and certain of their affiliates on all matters submitted to a vote of the Company's stockholders or by which the Company's stockholders may act by written consent. In connection therewith, Liberty will provide Mr. Diller with a conditional proxy, which proxy shall be valid for the full term of the Stockholders Agreement and will be irrevocable. The Reporting Persons have agreed to take, and to cause certain of their affiliates to take, all reasonable actions required, subject to applicable law, to prevent the taking of any action by the Company with respect to a Fundamental Matter without the consent of each of Mr. Diller and Liberty and, following a Change in Law, to elect a slate of directors of the Company, two of whom will be designated by Liberty and the remainder of whom will be designated by Mr. Diller. Subject to applicable law and fiduciary duties, Liberty will use its reasonable best efforts to cause its designees on the Board of Directors of the Company to vote in the manner instructed by Mr. Diller with respect to any matter presented to the Board of Directors, except with respect to Fundamental Matters and certain matters relating to Mr. Diller's employment with the Company.

              In addition, pursuant to the Stockholders Agreement, Mr. Diller may exchange shares of Common Stock owned by him and certain of his affiliates for shares of Class B Stock owned by Liberty or held by the Silver Company, provided that, after such exchange, Liberty will not cease to own Company Securities (including its pro rata portion of any Company Securities held by the Silver Company) constituting at least 50% of the total voting power of the Company. The Stockholders Agreement also contains provisions applicable to Mr. Diller and Liberty relating to rights of first refusal on permitted sales of Company Securities and, under certain limited circumstances, the right of Mr. Diller to require Liberty to purchase his Company Securities.

              The foregoing summary description of certain provisions of the Stockholders Agreement is qualified in its entirety by reference to the definitive term sheet of the Stockholders Agreement, attached hereto as an Exhibit and incorporated herein by reference.

              The Company and Mr. Diller entered into a definitive term sheet, dated as of August 24, 1995 (the "Equity Compensation Agreement"), regarding Mr. Diller's purchase of shares of Common Stock from the Company and the granting to Mr. Diller of certain options to purchase Common Stock of the Company, as well as Mr. Diller's agreement to become the Chairman of the Board of Directors and Chief Executive Officer of the Company. The definitive term sheet regarding such agreement is set forth as an Exhibit hereto and is hereby incorporated herein by reference. It is contemplated that the Company

                              Page 13 of 20 pages





    and Mr. Diller will enter into further definitive documentation regarding the terms of the Equity Compensation Agreement.

              On August 24, 1995, pursuant to the Equity Compensation Agreement, Mr. Diller acquired beneficial ownership of the 220,994 Initial Shares at a purchase price of $22.625 per share, for an aggregate purchase price of $4,999,989.25 million.

              Immediately following Mr. Diller's acquisition of beneficial ownership of the Initial Shares but prior to Mr. Diller becoming Chairman of the Board and Chief Executive Officer of the Company, Mr. Diller (i) acquired beneficial ownership of 220,994 Additional Shares at a purchase price of $22.625 per share payable by delivery of the Note (as defined below) plus the sum of $2,210 payable in cash and (ii) was granted the Options to purchase an aggregate of up to an additional 1,895,847 shares of Common Stock at an exercise price of $22.625 per share. The non-cash purchase price for the Additional Shares is in the form of a non-interest bearing promissory note of Mr. Diller (the "Note") in the principal amount of $4,997,779.25. The Note is non-recourse but will be secured by the Additional Shares and will be initially oversecured by a portion of the Initial Shares purchased by Diller having a fair market value on the purchase date of 20% of the principal amount of the Note (the "Excess Shares"). The Note may be prepaid in whole or in part at any time without penalty; upon payment of the first $2,498,889.63 the security interest on 50% of the Addi-tional Shares and on all of the Excess Shares will be released. All amounts outstanding under the Note will mature on the earlier to occur of (i) the termination of Mr. Diller's employment (x) by the Company for Cause (as defined in the Equity Compensation Agreement) (which shall be the only basis for the Company's termination of Mr. Diller's employment) or (y) prior to the Control Date (as defined in the Equity Compensation Agreement), by Mr. Diller without Good Reason (as defined in the Equity Compensation Agreement) and (ii) August 24, 1997. In addition, Mr. Diller has been granted a bonus arrangement, contractually independent from the Note, under which he will be paid
    (i) on August 24, 1996, a bonus of $2,498,989.63, and (ii) on August 24, 1997, a bonus of $2,498,989.62, except that both bonuses will be paid immediately (to the extent not previously paid) upon a Change in Control (as defined in the Equity Compensation Agreement) of the Company or the termination of Mr. Diller's employment with the Company for any reason other than (a) by the Company for Cause or (b) by Mr. Diller prior to the Control Date without Good Reason. There is no right to offset the note payments against the bonuses, either on the part of Mr. Diller or on the part of the Company.

              The Options vest in four equal annual installments commencing on the first anniversary of the date of grant, and the Options are exercisable until the tenth anniversary of the date of grant (subject to earlier termination in the circumstances described below). The number of shares included in the Initial Shares, the Additional Shares and the shares subject to purchase under the Options are equal to 20% of the outstanding common equity securities of the Company, on a fully diluted basis, on the date of issuance of the Options. The Options have been granted in tandem with the grant of an equivalent number of comparable stock appreciation rights vesting according to the same schedule as the Options, which SARs shall become exercisable only in the event of the occurrence of a Change in Control of the Company (the "Conditional SARs"). All unvested Options (as well as the Conditional
    SARs) become vested and exercisable upon the occurrence of a Change in Control of the Company. The number and type of shares subject to the Options (as well as the Conditional SARs) and/or the applicable exercise price are subject to appropriate adjustment in the event of a stock split, stock dividend, reclassification or similar event occurring after the date of issuance.


                              Page 14 of 20 pages





              The Equity Compensation Agreement provides that, to the extent that Mr. Diller becomes obligated to pay any taxes under Section 4999 of the Internal Revenue Code (or any successor or similar provision) in connection with such a Change in Control of the Company, the Company shall make a "gross-up" payment to Mr. Diller in respect of any such tax payment.

              The Options (as well as the Conditional SARs) are non-transferable and may not be sold, assigned, transferred or pledged without the consent of the Board of Directors of the Company. The Options (as well as the Conditional SARs) will terminate immediately upon termination of Mr. Diller's employment by the Company for Cause or 90 days following a termination of employment by Mr. Diller without Good Reason.

              Mr. Diller will be entitled to customary rights for the registration under the Securities Act of 1933 of the Common Stock.

              Following the execution of the equity arrangements discussed above, Mr. Diller became the Chairman of the Board and Chief Executive Officer of the Company. The Equity Compensation Agreement provides that if Mr. Diller subsequently so requests, the Board of Directors will appoint Mr. Diller as Chairman of the Board and/or Chief Executive Officer and/or President.

              The Equity Compensation Agreement provides that Mr. Diller will receive an amount in cash (up to $1 million) to cover any taxes payable by Mr. Diller, on an after-tax basis, by virtue of the purchase of Initial Shares and Additional Shares at the per share purchase price. Mr. Diller initially will forgo the receipt of any salary in respect of his services. The Company will pay or reimburse Mr. Diller for his out-of-pocket expenses related to his employment with the Company on a basis consistent with Mr. Diller's historic reimbursement. Subject to any required approvals of the Board of Directors, Mr. Diller will also be entitled to participate in any incentive compensation plan maintained by the Company for its management and/or key employees. In addition, the Company has agreed to indemnify (and advance expenses to) Diller in connection with (i) his serving as Chairman of the Board and/ or Chief Executive Officer and/or President of the Company and (ii) his and his affiliates entering into the arrangements contemplated by the Equity Compensation Agreement to the fullest extent permitted by law. If Mr. Diller's employment is terminated by the Company for any reason other than for Cause before August 24, 1996, Mr. Diller will receive a severance payment equal to two times the amount, if any, by which $4,999,989.25 exceeds the fair market value of the Additional Shares; provided, that such severance payment shall, in no event, exceed $2 million in the aggregate. The Company will also reimburse Diller and his affiliates for the fees and expenses of their counsel in connection with the negotiation of the Equity Compensation Agreement and the definitive agreements contemplated by the Equity Compensation Agreement.

              The foregoing summary description of certain provisions of the Equity Compensation Agreement is qualified in its entirety by reference to the definitive term sheet of the Equity Compensation Agreement, which is attached hereto as an Exhibit and incorporated herein by reference.

    ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         1. Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.


                              Page 15 of 20 pages





         2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.

         3.   Definitive Term Sheet regarding Equity Compensation
    Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.

         4. Press Release issued by the Company and Mr. Diller, dated August 25, 1995.







































                              Page 16 of 20 pages





                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

    Dated:  August 28, 1995


                                  TELE-COMMUNICATIONS, INC.



                                  By:  /s/Peter R. Barton
                                   Name:
                                   Title:





                                    /s/Barry Diller
                                  Barry Diller
























                              Page 17 of 20 pages





                         Directors and Executive Officers
                                        of
                        Tele-Communications, Inc. ("TCI")

                                                     Principal Business
                                                     or Organization in
                   Principal Occupation and          Which Such Employment
  Name             Business Address                  Is Conducted

  Bob Magness      Chairman of the Board and         Acquisition, development
                   Director of TCI                   and operation of cable
                   5619 DTC Parkway                  television systems and
                   Englewood, CO  80111              cable television
                                                     programming

  John C. Malone   President and Chief Executive     Acquisition, development
                   Officer and Director of TCI       and operation of cable
                   5619 DTC Parkway                  television systems and
                   Englewood, CO  80111              cable television
                                                     programming

  Donne F. Fisher  Executive Vice President,         Acquisition, development
                   Treasurer, and Director of TCI    and operation cable
                   5619 DTC Parkway                  television systems and
                   Englewood, CO  80111              cable television
                                                     programming

  John W. Gallivan Director of TCI;                  Newspaper publishing
                   Chairman of the Board
                   Kearns-Tribune Corporation
                   400 Tribune Building
                   Salt Lake City, UT  84111

  Anthony Lee      Director of TCI;                  Investment Services
  Coelho           President and CEO of
                   Wertheim Schroder Investment
                   Services, Inc.
                   787 7th Avenue, 5th Floor
                   New York, NY  10019

  Kim Magness      Director of TCI;                  Ranching and horse
                   Manages family business           breeding
                   interests, principally in
                   ranching and breeding Arabian
                   horses;
                   1470 South Quebec Way #148
                   Denver, CO  80231

  Robert A. Naify  Director of TCI;                  Motion Picture
                   President and C.E.O. of           Industry
                   Todd-AO Corporation;
                   172 Golden Gate Avenue
                   San Francisco, CA  94102


                                  Page 18 of 20 pages





  Jerome H. Kern   Director of TCI; Senior           Law
                   Partner in Baker & Botts, L.L.P.,
                   885 Third Avenue, Suite 1900
                   New York, NY  10022

  Gary K. Bracken  Senior Vice President &           Acquisition, development
                   Controller of TCI Communications, and operation of cable
                   Inc.                              television systems and
                   5619 DTC Parkway                  cable television
                   Englewood, CO  80111              programming

  Stephen M. Brett Executive Vice President,         Acquisition, development
                   Secretary and General Counsel     and operation of cable
                    of TCI                           television systems and
                   5619 DTC Parkway                  cable television
                   Englewood, CO  80111              programming

  Brendan R.       Executive Vice President of TCI   Acquisition, development
  Clouston         5619 DTC Parkway                  and operation of cable
                   Englewood, CO  80111              television systems and
                                                     cable television
                                                     programming

  Barry Marshall   Chief Operating Officer of        Acquisition, development
                   TCI Cable Management Corporation  and operation of cable
                   5619 DTC Parkway                  television systems and
                   Englewood, CO 80111               cable television
                                                     programming

  Larry E. Romrell Executive Vice President of TCI   Acquisition, development
                   5619 DTC Parkway                  and operation of cable
                   Englewood, CO 80111               television systems and
                                                     cable television
                                                     programming

  Bernard W.       Senior Vice President & Treasurer Acquisition, development
   Schotters, II   of TCI Communications, Inc.       and operation of cable
                   5619 DTC Parkway                  television systems and
                   Englewood, CO  80111              cable television
                                                     programming

  J.C. Sparkman    Executive Vice President of TCI   Acquisition, development
                   5619 DTC Parkway                  and operation of cable
                   Englewood, CO  80111              television systems and
                                                     cable television
                                                     programming

  Robert N. ThomsonSenior Vice President, Government Acquisition, development
                   Affairs, of TCI Communications,   and operation of cable
                   Inc.                              television systems and
                   5619 DTC Parkway                  cable television
                   Englewood, CO  80111              programming

  R. E. Turner     Director of TCI;                  Cable Industry
                   Chairman of the Board and
                   President of Turner Broadcasting
                   System, Inc. since 1970
                   One CNN Center, 14th Fl North
                   Atlanta, GA  30303*

    *    Mr. Turner has subsequently resigned from the TCI Board.

                             Page 19 of 20 pages





  Fred A. Vierra   Executive Vice President of TCI   Acquisition, development
                   5619 DTC Parkway                  and operation of cable
                   Englewood, CO  80111              television systems and
                                                     cable television
                                                     programming

  Peter R. Barton  Executive Vice President of TCI   Acquisition, development
                   5619 DTC Parkway                  and operation of cable
                   Englewood, CO  80111              television systems and
                                                     cable television
                                                     programming








































                                  Page 20 of 20 pages

                                                           ATTACHMENT NO. 4

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934*

                          SILVER KING COMMUNICATIONS, INC.
         _____________________________________________________________________
                                  (Name of Issuer)

                       Common Stock, par value $.01 per share
         _____________________________________________________________________
                           (Title of Class of Securities)

                                      827740101
         _____________________________________________________________________
                                   (CUSIP Number)

         Stephen M. Brett, Esq.                    Pamela S. Seymon, Esq.
         Senior Vice President and                 Wachtell, Lipton, Rosen
          General Counsel                           & Katz
         Tele-Communications, Inc.                 51 West 52nd Street
         5619 DTC Parkway                          New York, New York 10019
         Englewood, CO  80111                      (212) 403-1000
         (303) 267-5500

         _____________________________________________________________________
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  November 27, 1995
         _____________________________________________________________________
               (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
         Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 OF A REPORT ON SCHEDULE 13D OF EACH OF BARRY DILLER AND THE REPORTING GROUP AND AMENDMENT NO. 3 OF A REPORT ON
                   SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.


                                    Page 1 of 11



         CUSIP No. 827740101
         _______________________________________________________________
              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   Tele-Communications, Inc.
                   84-1260157
         _______________________________________________________________
              (2)  Check the Appropriate Box if a Member of a Group
                                                             (a)    [X]
                                                             (b)    [ ]
         _______________________________________________________________
              (3)  SEC Use Only
         _______________________________________________________________
              (4)  Source of Funds

                                  OO
         _______________________________________________________________
              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                             [  ]
         _______________________________________________________________
              (6)  Citizenship or Place of Organization

                   Delaware
         _______________________________________________________________
         Number of     (7)   Sole Voting Power         0 shares
         Shares Bene-        ___________________________________________
         ficially      (8)   Shared Voting Power       13,441,054 shares
         Owned by            ___________________________________________
         Each Report-  (9)   Sole Dispositive Power    0 shares
         ing Person          ___________________________________________
         With          (10)  Shared Dispositive Power  13,441,054 shares
         _______________________________________________________________
              (11) Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   13,441,054 shares
         _______________________________________________________________
              (12) Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common Stock granted to Mr. Diller on November 27, 1995, which are subject to consummation of the transac-tions, and options to purchase 1,895,847 shares of Common Stock granted on August 24, 1995, none of which are currently vested or exercisable and none of which will become exercisable within 60 days. See
                   Item 6.
         _______________________________________________________________
              (13) Percent of Class Represented by Amount in Row (11)

                                  66%
                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 89% of the voting power of the Company.
         _______________________________________________________________
              (14) Type of Reporting Person (See Instructions)

                                  CO


                                   Page 2 of 11



         CUSIP No. 827740101
         _______________________________________________________________
              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   Barry Diller
         _______________________________________________________________
              (2)  Check the Appropriate Box if a Member of a Group
                                                           (a) [X]
                                                           (b) [ ]
         _______________________________________________________________
              (3)  SEC Use Only
         _______________________________________________________________
              (4)  Source of Funds

         _______________________________________________________________
              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                            [  ]
         _______________________________________________________________
              (6)  Citizenship or Place of Organization

                   United States
         _______________________________________________________________
         Number of     (7)   Sole Voting Power         0 shares
         Shares Bene-        ___________________________________________
         ficially      (8)   Shared Voting Power       13,441,054 shares
         Owned by            ___________________________________________
         Each Report-  (9)   Sole Dispositive Power    0 shares
         ing Person          ___________________________________________
         With          (10)  Shared Dispositive Power  13,441,054 shares
         _______________________________________________________________
              (11) Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   13,441,054 shares
         ________________________________________________________________
              (12) Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common Stock granted to Mr. Diller on November 27, 1995, which are subject to consummation of the transactions, and options to purchase 1,895,847
                   shares of Common Stock granted on August 24, 2995, none of which are currently vested or exercisable and none of which will become exercisable within 60 days. See Item 6.
         ________________________________________________________________
              (13) Percent of Class Represented by Amount in Row (11)

                                  66%
                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common
                   Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 89% of the voting power of the Company.
         ________________________________________________________________
              (14) Type of Reporting Person (See Instructions)

                                  IN


                                   Page 3 of 11





                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Amendment to
                                   SCHEDULE 13D

                                  Statement Of

                            TELE-COMMUNICATIONS, INC.
                                       and
                                   BARRY DILLER

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         SILVER KING COMMUNICATIONS, INC.


                   This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended by Amendment No. 1 and Amendment No. 2 thereto (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 3 to the TCI Schedule 13D. In addi-tion, the Report on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995 is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 1 to the Barry Diller Schedule 13D and the Reporting Group Schedule 13D. Barry Diller and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." Capitalized terms not defined herein have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.


         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                   The information set forth in Item 3 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:


                                   Page 4 of 11





                   The consideration to be paid by the Silver Company to the Company in the Exchange (as defined below) is 17,566,702 shares of common stock (the "HSN Common Stock"), par value $.01 per share, of Home Shopping Network, Inc. ("HSN") for 4,855,436 shares of Common Stock and 20,000,000 shares of Class B common stock, par value $.01 per share, of HSN (the "HSN Class B Stock"), for 6,082,000 shares of Class B Stock, all of which HSN securities (the "TCI HSN Shares") will be acquired by the Silver Company immediately prior to the Exchange (as defined in Item 4 below) in the merger (the "Liberty/Silver Merger") of Liberty HSN, Inc., an indirect wholly-owned subsidiary of TCI, with and into the Silver Company. The shares to be issued by the Company in the Exchange ares sometimes referred to herein as the "Company Exchange Securities". See Item 6.


         ITEM 4.   PURPOSE OF TRANSACTION

                   The information set forth in Item 4 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   Commencing in August 1995 and from time to time thereafter, Mr. Diller and representatives of TCI have dis-cussed the possible acquisition by the Company of TCI's equity interest in HSN, as well as the possible appointment of Mr. Diller as the Chairman of the Board of HSN. On November 27, 1995, HSN announced that Mr. Diller had been appointed its Chairman of the Board and that Mr. Diller and certain members of his proposed management team had been granted options to purchase shares of HSN Common Stock. In addition, at separate meetings of the Boards of Directors of HSN and the Company held on November 27, 1995, the HSN Board of Directors and the Board of Directors of the Company approved the acquisition by the Company of the TCI HSN Shares in a two step transaction. In the first step, the Silver Company (the entity controlled by Barry Diller in which Liberty owns a substantial equity stake, in each case, pursuant to the Stockholders Agreement) would acquire TCI's interest in HSN pursuant to an Agreement and Plan of Merger, dated as of November 27, 1995, by and among the Silver Company, Liberty Program Investments, Inc. and Liberty HSN, Inc. (the "Liberty HSN Merger Agreement"). In the second step, the TCI HSN Shares acquired by the Silver Company in the Liberty/Silver Merger would be exchanged for the Company Exchange Securities (the "Exchange") pursuant to an Exchange Agreement, dated as of November 27, 1995, by and between the Company and the Silver Company (the "Exchange Agreement").
         Each of the Liberty HSN Merger Agreement and the Exchange Agreement is filed as an Exhibit hereto and is incorporated herein by reference.

                   In connection with the acquisition of the TCI HSN Shares, the Company and Liberty requested the Board of Directors of HSN to consider the proposed transaction and to approve the acquisition of beneficial ownership of the TCI HSN Shares by the Company, the Silver Company, Mr. Diller and Liberty for purposes of Section 203 of the Delaware General Corporation Law. The Reporting Persons were advised by HSN, prior to there being any agreement, arrangement or understanding relating to the acquisition of the TCI HSN Shares, that the HSN Board of Directors, upon the recommendation of a special committee of the independent directors, had approved such transaction.

                   Separately, on November 27, 1995, the Board of Directors of the Company approved a merger (the "Savoy Merger") of a subsidiary of the Company with and into Savoy Pictures Entertainment, Inc. ("Savoy"), pursuant to an Agreement and Plan of Merger, dated as of November 27, 1995, by and among the Company, a wholly-owned


                                   Page 5 of 11





         subsidiary of the Company and Savoy, as a result of which Savoy would become a wholly-owned subsidiary of the Company (the "Savoy Merger Agreement"). In connection with the Savoy Merger Agreement, Liberty, Mr. Diller, Arrow Holdings, LLC and the Silver Company entered into a voting agreement, dated as of No-vember 27, 1995 (the "Silver Savoy Voting Agreement"), pursuant to which they agreed, among other things, to vote in favor of certain matters to be submitted to Company stockholders in connection with the Savoy Merger and related transactions.
         Each of the Savoy Merger Agreement and the Silver Savoy Voting Agreement is filed as an Exhibit hereto and is incorporated herein by reference.

                   In connection with the Savoy Merger and the Exchange, the Board of Directors has approved, and will submit to stockholders of the Company for approval at a special meeting of Company stockholders, among other matters, certain amendments to the Company's Amended and Restated Certificate of Incorporation (the "Company Charter") to increase the number of authorized shares of Common Stock and Class B Stock and to eliminate the provisions of the Company Charter providing that the holders of the Common Stock and Class B Stock will each vote as separate classes in connection with certain matters specified in the Company Charter at any time that there are at least 2,280,000 shares of Class B Stock outstanding.

                   In connection with the foregoing transactions, Liberty and Mr. Diller entered into an amendment, dated as of November 27, 1995 (the "First Amendment"), to the Stockholders Agreement, filed as an Exhibit hereto and incorporated herein by reference. All of the Company Exchange Securities will become subject to the terms of the Stockholders Agreement, as amended by the First Amendment. In addition, Liberty and Mr. Diller have entered into certain letter agreements regarding certain regulatory matters in connection with the formation of the Silver Company, which letter agreements are filed as Exhibits hereto and incorporated herein by reference.

                   See also Item 6 for a description of certain provisions of the First Amendment, the Exchange Agreement and the Liberty HSN Merger Agreement relating to the matters identified in paragraphs (a) through (j) of Item 4 of this Schedule.

                   The foregoing summary descriptions are qualified in their entirety by reference to the Exhibits attached hereto, which are hereby incorporated by reference herein.


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                   The information set forth in Item 5 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   Upon consummation of the Liberty/Silver Merger and the Exchange, the Silver Company will own an additional 4,855,436 shares of Common Stock and 6,082,000 shares of Class B Stock, which shares, together with the 503,618 shares of Common Stock and 2,000,000 shares of Class B Stock beneficially owned by Liberty, Mr. Diller and the Silver Company (as previously disclosed in the Schedule 13D), represent ap-proximately 66% of the outstanding Common Stock and Class B Stock, based upon information contained in the Company's annual report on Form 10-K, dated November 22, 1995 and filed with the SEC (the "1995 10-K") and treating as outstanding the shares of Company stock to be issued in the Exchange (but not the approximately 6,000,000 shares of Common Stock to be issued in the Savoy Merger).


                                   Page 6 of 11





                   Based on information contained in the 1995 10-K, including the shares of Company stock to be issued in the Exchange as outstanding and assuming that the Common Stock and Class B Stock vote together as a single class, TCI, Mr. Diller and the Silver Company collectively beneficially own shares of Common Stock and Class B Stock representing approximately 89% of the voting power of the equity securities of the Company. In the event that the holders of the Common Stock and Class B Stock vote separately, TCI, Mr. Diller and the Silver Company collectively would beneficially own shares of Common Stock representing approximately 45% of the voting power of the outstanding Common Stock. As previously disclosed in the Reporting Group Schedule 13D, upon exercise of the Class B Option, Liberty is entitled to require the holder of the remaining outstanding shares of Class B Stock to convert such shares into a like number of shares of Common Stock.

                   The foregoing amounts do not include the Options or the additional options to acquire up to 625,000 shares of Common Stock (the "Additional Options") at an exercise price of $30.75 per share granted to Mr. Diller on November 27, 1995, which Additional Options are subject to consummation of the Exchange and the Savoy Merger as well as approval by the Company's stockholders. None of the Options or Additional Options is currently vested or currently exercisable or becomes exercisable in the next 60 days.

                   On August 29, 1995, Peter R. Barton, an Executive Vice President of TCI and the President of Liberty, purchased 3,000 shares of Common Stock for $32.50 per share in an open market transaction using personal funds.


         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE
                   ISSUER

                   The information set forth in Item 6 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information, as well as the information set forth in Item 4 above:

                   Pursuant to the First Amendment, Liberty and Mr. Diller have agreed, among other things, to take all actions reasonably necessary, including actions to be taken by Company stockholders, to approve and consummate the transactions contemplated by the Liberty HSN Merger Agreement, the Exchange Agreement and the Savoy Merger Agreement.

                   Pursuant to the First Amendment, at any time following consummation of the Exchange that Liberty is no longer a subsidiary of TCI (and provided that a Change in Law (as defined in the Stockholders Agreement) has not occurred), but in no event prior to the earliest to occur of (i) the termination of the Savoy Merger Agreement, (ii) the eighteen-month anniversary of the consummation of the Savoy Merger, and
         (iii) the consummation of the sale, transfer or other disposition by the Company of that number of FCC licenses owned or controlled by it that is required pursuant to FCC rules and regulations, or in accordance with any conditions specified in any waiver therefrom, as a result of the Savoy Merger, Liberty may request by written notice to Mr. Diller and the Company that Mr. Diller use all reasonable efforts to take and, subject to any applicable fiduciary duties of Mr. Diller as a director or officer of the Company, use all reasonable efforts to cause the Company to undertake any restructuring of the Company's assets, liabilities and businesses in order that Liberty would be permitted to exercise its ownership rights (including voting rights) with respect to the securities of the Company owned by it (including its pro rata interest in any Company securities held by the Silver Company) (a "Restructuring Transaction").
         In the event that a Restructuring Transaction has not occurred within 365 days


                                   Page 7 of 11





         following delivery of the notice described in the previous sentence (or, if earlier, such time as Liberty reasonably determines, after consultation with Mr. Diller, that Mr. Diller has ceased to use his reasonable efforts to consummate a Restructuring Transaction), and a Change in Law has not otherwise occurred by such date, then, notwithstanding the restrictions in the Stockholders Agreement regarding "Transfers of Silver Securities," Liberty may sell any and all of its Company securities (as well as its interest in the Silver Company), subject only to (x) a right of first refusal by Mr. Diller (or his designee), (y) Liberty's obligation, at Mr. Diller's request, to exchange shares of Class B Stock held by it for shares of Common Stock owned by Mr. Diller and certain of his affiliates (without regard to the limitation in the Stockholders Agreement that would permit Liberty to retain shares of Company stock representing at least 50% of the total voting power of the Company), and (z) Liberty's further obligation to convert shares of Class B Stock into Common Stock prior to such a sale (other than to Mr. Diller and certain of his affiliates). A third party who acquires Company securities or Silver Company securities from Liberty pursuant to the previous sentence will acquire such securities free and clear of any rights or obligations under the Stockholders Agreement, other than certain registration rights with respect to Company securities that are provided for in the Stockholders Agreement.

                   The First Amendment also sets forth certain agreements between Liberty and Mr. Diller relating to the Company's management structure in the event that a Change in Law occurs.

                   The First Amendment also contains certain amendments clarifying the Fundamental Matters.

                   In the First Amendment, Mr. Diller agrees to use his reasonable best efforts, if requested by Liberty, to cause one designee of Liberty to serve on the HSN Board of Directors following the Liberty/Silver Merger.

                   Pursuant to the Liberty HSN Merger Agreement, Liberty HSN will be merged with and into the Silver Company. In the Liberty/Silver Merger, the TCI HSN Shares will be exchanged for additional shares of Silver Company non-voting common stock. Consummation of the merger is conditioned upon satisfaction of regulatory requirements, as well as other conditions set forth in the Liberty HSN Merger Agreement. In the Liberty HSN Merger Agreement, the Silver Company has agreed not to amend or other-wise alter or waive any of its rights or obligations under the Exchange Agreement in any material respect, without the prior written consent of Liberty HSN's parent.

                   Pursuant to the Exchange Agreement, the Silver Company will exchange the TCI HSN Shares received in the Liberty/Silver Merger for 4,855,436 shares of Common Stock and 6,082,000 shares of Class B Stock. Consummation of the Exchange is conditioned upon Company stockholder approval of matters related to the Exchange (including approval of amendments to the Company Charter to authorize the Company stock required to consummate the Exchange) and satisfaction of regulatory requirements, as well as other conditions set forth in the Exchange Agreement. The Silver Company has agreed not to amend or otherwise alter or waive any of its rights or obligations under the Liberty HSN Merger Agreement in any material respect, without the prior written consent of the Com-pany.

                   In connection with the Exchange and the Savoy Merger, the Company has granted Mr. Diller the Additional Options. The Additional Options are subject to stockholder approval, as well as to downward adjustment in the event that either the Exchange or the Savoy Merger is not consummated. In the event that neither transaction is consummated, the Additional Options will be cancelled. The Additional Options vest in four equal


                                   Page 8 of 11





         annual installments commencing on the first anniversary of the date of grant, and the Additional Options are exercisable until the tenth anniversary (subject to earlier termination in the circumstances described below). The Additional Options have been granted in tandem with the grant of an equivalent number of comparable stock appreciation rights vesting according to the same schedule as the Additional Options, which SARs shall become exercisable only in the event of the occurrence of a Change in Control of the Company (as defined in the Company's 1995 Stock Incentive Plan) (the "Conditional SARs"). All un-vested Additional Options (as well as the Conditional SARs) become vested and exercisable upon the occurrence of a Change in Control of the Company. The number and type of shares subject to the Additional Options (as well as the Conditional
         SARs) and/or the applicable exercise price are subject to appropriate adjustment in the event of a stock split, stock dividend, reclassification or similar event occurring after the date of issuance. The Additional Options (as well as the Conditional SARs) are nontransferable and may not be sold, assigned, transferred or pledged without the consent of the Board of Directors of the Company. The Additional Options (as well as the Conditional SARs) will terminate immediately upon termination of Mr. Diller's employment by the Company for Cause or 90 days following a termination of employment by Mr. Diller without Good Reason (each as defined in the 1995 Stock Incentive Plan). Mr. Diller will be entitled to customary rights for the registration under the Securities Act of 1933 for the Common Stock issued upon exercise of the Additional Options.

                   The foregoing summary descriptions of each of the First Amendment, the Savoy Merger Agreement, the Liberty HSN Merger Agreement and the Exchange Agreement are qualified in their entirety by reference to such agreements, which are filed as Exhibits hereto and are incorporated herein by reference.

                   Reference is also made to the Silver Savoy Voting Agreement and the two letter agreements regarding cooperation in connection with certain regulatory matters between Mr. Diller and Liberty, each of which is filed as an Exhibit hereto and incorporated herein by reference.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

              1. Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

              2.   Definitive Term Sheet regarding Stockholders
                   Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

              3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

              4. Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

              5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.

         *    Previously filed.


                                   Page 9 of 11





              6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.

              7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.

              8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc. and Liberty HSN, Inc.

              9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.

              10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.

              11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.

























                                  Page 10 of 11





                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  November 30, 1995


                                       TELE-COMMUNICATIONS, INC.



                                       By:  /s/ Stephen M. Brett
                                            Name:  Stephen M. Brett
                                            Title: Executive Vice President
                                                     and General Counsel




                                       /s/ Barry Diller
                                       Barry Diller
























                                    Page 11 of 11

                                                        ATTACHMENT NO. 5

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934*

                         SILVER KING COMMUNICATIONS, INC.
         _______________________________________________________________
                                 (Name of Issuer)

                     Common Stock, par value $.01 per share
         _______________________________________________________________
                          (Title of Class of Securities)

                                    827740101
         _______________________________________________________________
                                  (CUSIP Number)

         Stephen M. Brett, Esq.             Pamela S. Seymon, Esq.
         Senior Vice President and          Wachtell, Lipton, Rosen &
           General Counsel                    Katz
         Tele-Communications, Inc.          51 West 52nd Street
         5619 DTC Parkway                   New York, New York  10019
         Englewood, CO  80111               (212) 403-1000
         (303) 267-5500
         _______________________________________________________________
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  April 10, 1996
         _______________________________________________________________
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 2 OF A REPORT ON SCHEDULE 13D OF EACH OF BARRY DILLER AND THE REPORTING GROUP AND AMENDMENT NO. 4 OF A REPORT ON SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.



                                Page 1 of 5 pages

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                Amendment No. 2 to
                                   SCHEDULE 13D

                                  Statement Of

                            TELE-COMMUNICATIONS, INC.
                                       and
                                   BARRY DILLER

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         SILVER KING COMMUNICATIONS, INC.


                   This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 4 to the TCI Schedule 13D. In addition, the Report on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendment thereto previously filed with the Commission (collectively, the "Barry Diller Schedule 13D" and the "Reporting Group Schedule 13D," respectively), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 2 to the Barry Diller Schedule 13D and the Reporting Group Schedule 13D. Barry Diller and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." Capitalized terms not defined herein have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.



                                Page 2 of 5 pages

         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE
                   ISSUER

                   The information set forth in Item 6 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   Pursuant to a letter agreement, dated March 22, 1996 and effective as of November 27, 1995 (the "March Letter Agreement"), Liberty and Mr. Diller clarified and confirmed that certain provisions of the First Amendment will not become effective until the earlier of (i) consummation of the Exchange and (ii) receipt of the required approvals of the FCC in connection with implementation of the provisions of Section 3 of the First Amendment.

                   The March Letter Agreement also sets forth certain agreements between Liberty and Mr. Diller relating to the obligation of Liberty and certain of its affiliates (together with Liberty, the "Liberty Stockholder Group") to consummate any of the transactions contemplated by the First Amendment or the Stockholders Agreement the consummation of which is dependent or conditioned upon the receipt of any governmental or regulatory approval in the event that such approval (i) is conditioned upon the modification of the stockholder or management provisions set forth in the Stockholders Agreement or the First Amendment, as the case may be, or (ii) subject to certain exceptions, contains conditions or restrictions in addition to those imposed by existing law relating to the ownership of the respective assets or the conduct of the respective businesses of the members of the Liberty Stockholder Group.

                   The foregoing summary description of certain provisions of the March Letter Agreement is qualified in its entirety by reference to the March Letter Agreement, attached hereto as an Exhibit and incorporated herein by reference.

                   By Memorandum Opinion and Order, adopted March 6, 1996 and released March 11, 1996 (the "FCC Order"), the FCC granted, subject to certain conditions, the applications for transfer of control of the Silver King television stations from Roy M. Speer to the Silver Company. In the FCC Order, the Silver Company was also granted, among other things, waivers of the FCC's television duopoly rule to permit continued ownership of certain television stations. By Order adopted and released March 11, 1996, the FCC stayed the effectiveness of the FCC Order to investigate certain allegations filed by a third party against Silver King and to assess their impact on the FCC Order. Silver King has advised Liberty and Mr. Diller that it believes such allegations are without any merit, and the parties are awaiting a decision of the FCC.

                   The provisions of the FCC Order granting the approval for the transfer of control of the Silver King television stations described in the preceding paragraph was conditioned upon, among other things, the requirement that the FCC approve
         (i) any substantial and material modification to the Stockholders Agreement, (ii) any increase in TCI's interest in Silver King and (iii) any material increase in the percentage of cable subscribers of TCI-owned cable systems within any of the eleven markets served by Silver King's television stations (the "Subscriber Condition"). Neither TCI nor any other member of the Liberty Stockholder Group has agreed to the Subscriber Condition, and, accordingly, Silver Company filed a request for clarification with the FCC, dated April 10, 1996 (the "Request for Clarification") in which Silver Company, among other things, has requested that the FCC eliminate the Subscriber Condition contained in the FCC Order.



                                Page 3 of 5 pages

                   The foregoing summary descriptions of certain provisions of each of the FCC Order and the Request for Clarification are qualified in their entirety by reference to such documents, which are attached hereto as Exhibits and incorporated herein by reference.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                   The information set forth in Item 7 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

              12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.

              13.  In re Applications of Roy M. Speer and Silver
                   Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.

              14.  In re Applications of Roy M. Speer and Silver
                   Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.


























                                Page 4 of 5 pages

                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  April 15, 1996


                                       TELE-COMMUNICATIONS, INC.



                                       By:   /s/ Stephen M. Brett
                                            Name:  Stephen M. Brett
                                            Title: Senior Vice President
                                                   and General Counsel





                                       /s/ Barry Diller
                                       Barry Diller


























                                Page 5 of 5 pages